Barclays Bank PLC

1 Churchill Place

London E14 5HP

March 13, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of

2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Barclays Bank PLC has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 13, 2013.

Sincerely,

Barclays Bank PLC

By:	/s/ Christopher Lucas
Christopher Lucas, Group Finance Director